Calise Y. Cheng
T: +1 650 843 5172
ccheng@cooley.com

December 4, 2020
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Matthew Crispino, Staff Attorney
Jan Woo, Legal Branch Chief
Amanda Kim, Staff Accountant
Craig Wilson, Senior Advisor
Re:       C3.ai, Inc.
Registration Statement on Form S-1
Filed November 30, 2020
File No. 333-250082
Ladies and Gentlemen:
On behalf of C3.ai., Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated December 2, 2020 with respect to the Company’s Registration Statement on Form S-1 filed on November 30, 2020.
Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.
Registration Statement on Form S-1
Notes to Consolidated Financial Statements
Reverse Stock Split, page F-9
1.You disclose that you effected a 6-for-1 reverse stock split that resulted in 390,000,000 authorized shares of the Class A common stock. Amendment No. 1 to Registration Statement on Form S-1 dated November 23, 2020 shows the authorized shares of Class A common stock, Class B common stock, and Class C common stock were 700,000,000 shares, 405,000,000 shares, and 1,789,159 shares, respectively. Please reconcile the change in authorized shares from Amendment No. 1 to Amendment No. 2, revise your disclosure to clarify the causes of such change, and advise us of the authoritative basis for the retroactive presentation. We refer you to SAB Topic 4C which indicates that retroactive effect in the balance sheet is given to a capital structure changes related to stock splits and dividends occurring after the date of the latest reported balance sheet but before the release of the financial statements or the effective date of the registration statement, whichever is later.
Response: The Company acknowledges the Staff’s Comment and respectfully advises the Staff that the authorized shares disclosed in the Registration Statement reflect the retrospective presentation of the number of authorized shares of capital stock in the Company’s Amended and Restated Certificate of Incorporation as filed with the Delaware Secretary of State on November 25, 2020 (the “Restated Charter”). In the Restated Charter, the Company (i) authorized 390,000,000 shares of Class A common
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United States Securities and Exchange Commission
December 4, 2020
Page Two
stock, 6,666,667 shares of new Class A-1 common stock, 21,000,000 shares of new Class B common stock, and 233,107,379 shares of preferred stock; (ii) reclassified (a) the Company’s prior Class B common stock and prior Class C common stock into Class A common stock, and (b) prior Class B-1 common stock into Class A-1 common stock; and (iii) effected a 6-for-1 reverse stock split of all issued and outstanding shares of Class A common stock, Class A-1 common stock, and all series of outstanding preferred stock. The authorized shares of capital stock in the Restated Charter were not determined or affected by the 6-for-1 reverse stock split.
The Company referred to SAB Topic 4C for authoritative guidance on the treatment of the capital structure changes that occur after the most recent balance sheet date but before the release of the financial statements are issued or the effective date of the registration statement, whichever is later. While SAB Topic 4C provides direct guidance on the retrospective treatment of stock splits, there is no direct guidance on changes to authorized shares in connection with reclassification of outstanding classes of capital stock which are then effected with a reverse stock split. The Restated Charter reclassified the Company’s prior Class B common stock and prior Class C common stock into Class A common stock, and subsequently effected a 6-for-1 reverse split of the Class A common stock. The Company concluded that retrospective treatment of the reclassification of the Company’s prior Class B common stock and prior Class C common stock into Class A common stock was required in order to retrospectively account for the reverse stock split in accordance with SAB Topic 4C as referenced above as all the classes have the same economic rights before and after the reclassification. As reclassification of the Company’s prior Class B common stock and prior Class C common stock into Class A common stock was presented retrospectively, the prior authorized shares for Class B common stock and Class C common stock were concluded to not be as meaningful to the users of the financial statements as the authorized shares of the Class A common stock under the Restated Charter. In the absence of any explicit guidance, the Company determined this treatment would provide the most relevant and useful information for investors to understand the overall effect of the Restated Charter and new capital structure on a basis that is consistent and comparable period over period. Given SAB Topic 4C explicitly states that stock splits should be retrospectively reflected in the financial statements, the Company concluded that the other capital structure changes effected by the Restated Charter should also be retrospectively reflected in order to provide consistent and comparable information that would be meaningful to investors.
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Please contact me at (650) 843-5172 with any questions or further comments regarding our responses to the Staff’s comments.
Sincerely
/s/ Calise Y. Cheng
Calise Y. Cheng
cc:       Thomas M. Siebel, C3.ai, Inc.
Brady Mickelsen, C3.ai, Inc.
David Barter, C3.ai, Inc.
Eric Jensen, Cooley LLP
Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Richard Blake, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com